ALPHA PRO TECH, LTD.

60 Centurian Drive

Suite 112

Markham, Ontario L3R 9R2

September 14, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attention: Russell Mancuso, Branch Chief

Re:          Alpha Pro Tech, Ltd.

Form 10-K for fiscal year ended December 31, 2009

Filed March 10, 2010

File No. 001-15725

Dear Mr. Mancuso:

This letter is being submitted in response to the comment letter dated August 31, 2010 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to Lloyd Hoffman, Chief Financial Officer and Senior Vice President of Alpha Pro Tech, Ltd. (the “Company”).  This letter contains the Company’s responses to the Comment Letter.  For your convenience, each comment is repeated below, followed by the Company’s response.

Item 11.  Executive Compensation, page 47

1.             We refer to your disclosure on page 13 of your definitive proxy statement that you have incorporated by reference to your Form 10-K, and note that your Organizational Development and Compensation Committee has concluded that your compensation programs and practices “are not reasonably likely to have a material adverse effect on the Company.”  Please describe the process that the Committee undertook to reach the conclusion that disclosure pursuant to Regulation S-K Item 402(s) is not necessary.  For example, what specific elements of compensation did the Committee consider in reaching this conclusion?

Response:             In accordance with the Commission’s request, the Company states that, pursuant to the requirements of Item 402(s) of Regulation S-K, the Organizational Development and Compensation Committee of the Company (the “Committee”) engaged in a comprehensive discussion of the Company’s compensation policies and practices for all of the Company’s employees, as they relate to risk management practices and risk-taking initiatives, and discussed whether the Company’s current compensation arrangements, specifically its incentive compensation arrangements, were likely to have a material adverse effect on or otherwise jeopardize the financial health of the Company.  The Committee considered the following specific elements and characteristics of the Company’s compensation arrangements:

•                  Elements of Compensation.  The Committee evaluated the elements of the compensation arrangements of the Company’s employees and determined that most of the Company’s compensation arrangements involve salary or hourly payments, except for (i) discretionary cash bonuses paid to certain Company employees; (ii) discretionary awards of stock options granted to certain Company employees under the Alpha Pro Tech, Ltd. 2004 Stock Option Plan, as amended (the “Option Plan”); and (iii) sales commissions paid to certain Company employees, all as described below.

•                  Discretionary Cash Bonuses for Management.  The Committee evaluated any risks presented by the discretionary cash bonuses for which members of management (other than the Company’s President and Chief Executive Officer) are eligible.  These discretionary cash bonuses are recommended by the Chief Executive Officer for approval by the Committee and, ultimately, the Company’s Board of Directors.  Cash bonuses are paid to reward exceptional individual and/or Company performance.

•                  Bonuses for President and Chief Executive Officer.  The Committee evaluated any risks presented by the cash incentive bonus payment to which the Company’s President and Chief Executive Officer are each entitled on an annual basis, which bonus payment is equal to 5% of the consolidated annual pre-tax profits of the Company, excluding bonus expenses.

•                  Option Plan.  The Committee evaluated any risks presented by the Option Plan, which is administered by the Company’s Board of Directors.  Pursuant to the Option Plan, the Company grants stock options to certain “key employees,” as designated by the Company’s Board of Directors (in connection with the most recent grants of stock options under the Option Plan, fifteen “key employees” were designated by the Company’s Board of Directors), which options vest over time.  Grants are made on a discretionary basis to provide long-term incentive compensation and to link the financial interests of eligible Company employees with the financial interests of the Company’s shareholders.

•                  Building Sales Team Compensation Arrangements.  The Committee evaluated any risks presented by the Company’s compensation arrangements with the members of the Building Sales Team, which team is responsible for sales of the Company’s Building Supply products.  Building Sales Team members are paid a salary and are also eligible for a discretionary cash bonus, which bonus is paid to reward exceptional individual, segment and/or overall Company performance.  The Building Sales Team currently consists of one of the Company’s two Senior Vice Presidents of Sales and Marketing and five sales representatives (two of which are technical sales representative positions that are new for 2010).  Discretionary cash bonuses paid to the sales representatives on the Building Sales Team collectively totaled approximately $22,500 in 2009 and $11,500 in 2008.

•                  Industrial Sales Team Compensation Arrangements.  The Committee evaluated any risks presented by the Company’s compensation arrangements with the members of the Industrial Sales Team, which team is responsible for sales of the Company’s Disposable Protective Apparel and Infection Control products.  The Industrial Sales Team currently consists of one of the Company’s two Senior Vice Presidents of Sales and Marketing and six sales representatives.  The six sales representatives on the Industrial Sales Team are compensated with a salary plus a sales commission, which sales commission is calculated annually based on sales growth from the prior year.  No sales commission is paid unless a 3.5% sales growth is achieved from the prior year.  Sales commissions paid to the sales representatives on the Industrial Sales Team collectively totaled approximately $200,000 in 2009 and $16,000 in 2008.

•                  Cash Bonus for Senior Vice Presidents of Sales and Marketing.  The Committee evaluated any risks presented by the eligibility of the Company’s two Senior Vice Presidents of Sales and Marketing for discretionary cash bonuses.  Each position is paid a salary and is further eligible for a discretionary cash bonus, which bonus is paid to reward sales growth and the Company’s overall performance.  The position is not paid a sales commission.  Discretionary cash bonuses paid to the Company’s Senior Vice Presidents of Sales and Marketing collectively totaled approximately $100,000 in 2009 and $15,000 in 2008.

•                  Other Benefits.  The Committee evaluated other benefits that may be considered to be part of the Company’s overall compensation policies and practices.  All U.S. employees may participate in the Company’s 401(k) plan pursuant to the terms of the plan.  The Company matches employee contributions up to 25% of the contributing participant’s effective deferral but not in excess of 4% of such contributing participant’s compensation.  All employees may participate in the Company’s medical and dental insurance, life insurance and long-term disability insurance plans, pursuant to the terms of those plans.  No perquisites are paid to any Company employees.

Based on the elements and characteristics of the Company’s compensation arrangements discussed above, the Committee concluded and informed the Company’s Board of Directors that any risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.  In evaluating the Company’s compensation arrangements, the Committee focused specifically on the Company’s sales commission structure based on the fact that, other than the discretionary cash bonuses and grants of stock options discussed above, sales commissions are the only incentive compensation arrangements at the Company.  The following factors were among those that were important to the Committee in reaching its ultimate conclusion as to risks presented by the sales commissions:

•                  Of the Company’s approximately 195 employees, the six sales representatives on the Industrial Sales Team are the only employees whose compensation includes a sales commission component.

•                  The calculations of sales commissions for the sales representatives on the Industrial Sales Team are not performed until the Company recognizes revenue from sales in accordance with the Company’s revenue recognition policy.  Because the amounts of the sales commissions paid are based on sales growth from the prior year, there is little risk that sales commissions will result in the Company incurring any charge against earnings.

The Committee continues to review the Company’s compensation programs to monitor for any incentives that could result in risks that could have a material adverse effect on the Company.

Item 13.  Certain Relationships and Related Transactions, page 48

2.                                       Please provide us your analysis for not providing disclosure pursuant to Regulation S-K Item 404(a) for the legal services provided to you by the law firm of David Anderson, who is a director.

Response:             In accordance with the Commission’s request, the Company states that, as of April 30, 2010, the date of the filing of the Company’s definitive proxy statement, the amounts paid by the Company to Anderson & Associates, LLC, which is the law firm of David Anderson, a member of the Company’s Board of Directors, since the beginning of the Company’s previous fiscal year (January 1, 2009) did not reach the $120,000 threshold amount at which disclosure is required pursuant to Item 404(a) of Regulation S-K.  From January 1, 2009 through December 31, 2009, the aggregate dollar amount billed by Mr. Anderson’s law firm and paid by the Company was approximately $18,000.  From January 1, 2010 through April 30, 2010, the aggregate dollar amount billed by Mr. Anderson’s law firm and paid by the Company was approximately $10,000.  Because these amounts did not reach the $120,000 threshold amount for disclosure pursuant to Item 404(a) of Regulation S-K, and because no proposed billing would have reached the threshold amount for disclosure, the Company determined that no disclosure was required.

In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact me at (905) 479-0654.  Thank you very much for your attention to this matter.

Very truly yours,

/s/Lloyd Hoffman
Lloyd Hoffman
Chief Financial Officer and Senior Vice President

cc:	Jay Mumford, Senior Attorney
Celia A. Soehner, Attorney
J. Michael Savage
Andrew S. Nix